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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                            SEC FILE NO. 0-21467
                                                           CUSIP NO. 69423U 10 7

(Check One): Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-QSB |X|
             Form N-SAR [ ]

For Period Ended: September 30, 2005

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended: ________________________


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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

         PACIFIC ETHANOL, INC.
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Full Name of Registrant:

         ACCESSITY CORP.
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Former Name if Applicable

         5711 N. WEST AVENUE
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Address of Principal Executive Office (Street and Number)

         FRESNO, CALIFORNIA  93711
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City, State, Zip Code

PART II - RULES 12B-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 11-K, 20-F, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

THE REGISTRANT WAS UNABLE TO FILE THE SUBJECT REPORT IN A TIMELY MANNER BECAUSE THE SECURITIES AND EXCHANGE COMMISSION'S EDGAR SYSTEM WAS OVERWHELMED WITH FILERS. THE REGISTRANT SUBMITTED THE REPORT TO ITS EDGAR FILING SERVICE WELL BEFORE THE END OF THE PRESCRIBED TIME PERIOD. THE EDGAR FILING SERVICE ATTEMPTED TO FILE THE REPORT WELL BEFORE THE END OF THE PRESCRIBED TIME PERIOD BUT WAS UNABLE TO TRANSMIT THE ENTIRE REPORT TO THE SECURITIES AND EXCHANGE COMMISSION BEFORE THE END OF SUCH PERIOD. THE REPORT WAS ULTIMATELY TRANSMITTED WITHIN FIVE
(5) MINUTES OF THE END OF THE PRESCRIBED TIME PERIOD. THE REPORT WAS ACCEPTED BY THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 14, 2005 WITH A FILING DATE OF NOVEMBER 15, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

     WILLIAM G. LANGLEY                 (559)             435-1771
   ------------------------------    -----------     ------------------
          (Name)                     (Area Code)       (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 |X| Yes  [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED SEPTEMBER 30, 2005 TO THE THREE MONTHS ENDED SEPTEMBER 30, 2004

          The following table sets forth certain of our operating data for the three months ended September 30, 2005 and 2004:

                                                                                       Three Months Ended
                                                                                ---------------------------------
                                                                                          September 30,
                                                                                      2005              2004
                                                                                ---------------    --------------
        Net sales (including $2,165,315 for the three months
           ended September 30, 2005 to a related party)....................     $    26,414,305    $          829
        Cost of goods sold.................................................          24,778,592                 0
                                                                                ---------------    --------------
        Gross profit.......................................................           1,635,713               829
        Selling, general and administrative expenses.......................           2,206,985           287,672
        Non-cash compensation for consulting fees..........................             406,331           345,000
                                                                                ---------------    --------------
        Operating loss.....................................................            (977,603)         (631,843)
        Other income/(expense).............................................              55,819          (146,414)
                                                                                ---------------    --------------
        Loss before provision for income taxes.............................            (921,784)         (778,257)
        Provision for income taxes.........................................                 800             6,000
                                                                                ---------------    --------------
        Net loss...........................................................     $      (922,584)   $     (784,257)
                                                                                ===============    ==============

          NET SALES. Net sales for the three months ended September 30, 2005 increased by $26,413,476 to $26,414,305 as compared to $829 for the three months ended September 30, 2004. Sales attributable to the acquisition of Kinergy on March 23, 2005 contributed $26,413,476 of this increase. Without the acquisition of Kinergy, our net sales for the three months ended September 30, 2005 would have been $0. This was due to ceasing our transloading services in order to begin construction of our Madera County ethanol plant on this site.

          GROSS PROFIT. Gross profit for the three months ended September 30, 2005 increased by $1,634,884 to $1,635,713 as compared to $829 for the three months ended September 30, 2004, primarily due to the acquisition of Kinergy on March 23, 2005. Gross profit as a percentage of net sales increased to 6.2% for the three months ended September 30, 2005 as compared to 100% for the three months ended September 30, 2004. This difference is attributable to the acquisition of Kinergy on March 23, 2005.

          Historically, Kinergy's gross profit margins have averaged between 2.0% and 4.4%. Kinergy's gross profit margin in 2004 was 3.9%. We believe that Kinergy's future gross profit margins will be lower than historical levels for two principal reasons. First, higher ethanol sales volumes and increased competition in the ethanol market have reduced margins, and will continue to reduce margins, as compared to historical levels. Second, Kinergy is emphasizing direct sales to a greater degree. Direct sales ordinarily have gross profit margins of approximately 1.0% over periods of one year or more, a level that is consistent with our recent ethanol marketing agreements with Front Range Energy, LLC and Phoenix Bio-Industries, LLC, and, we believe, with the ethanol marketing industry as a whole.

          Kinergy's gross profit margin increased by 59% from 3.9% in 2004 to 6.2% in the third quarter of 2005. The increase in Kinergy's gross profit margin in the third quarter of 2005 is generally reflective of opportunistic buying and selling during a period of rapidly increasing market prices.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the three months ended September 30, 2005 increased by $1,919,313 (667%) to $2,206,985 as compared to $287,672 for the three months ended September 30, 2004. This increase was primarily due to $588,332 in additional legal, accounting and consulting fees, $202,304 from amortization of intangibles and $293,068 in additional payroll expense related to three executive employment agreements that became effective upon the consummation of the Share Exchange Transaction on March 23, 2005, the addition of two staff positions in May and June 2005, an employee promotion in May 2005, the addition of two executive positions in June 2005 and the addition of two ethanol plant management positions in September 2005. The increase in selling, general and administrative expenses also was due to a $300,000 increase from the accrual of a bonus due Neil Koehler under his employment agreement, a $154,918 increase from expenses related to the termination of the proposed acquisition of Phoenix Bio-Industries, LLC, $97,401 in additional research and development expenses, a $40,423 increase in insurance expense related to the addition of a directors and officers insurance policy in October 2004 and an insurance premium increase effective June 2004 related to a silo fire that occurred in January 2004 at our Madera County grain facility, a $78,725 increase in business travel expense, a $30,581 increase in market and filing fees, a $27,212 increase in policy and investor relations expenses, a $27,266 increase in marketing expense, a $19,633 increase in rents, a $12,944 increase in telephone expense, $11,790 related to Kinergy LLC gross receipts fee, and the net balance of $34,715 related to various increases in other selling, general and administrative expenses.

          We expect that over the near term, our selling, general and administration expenses will increase as a result of, among other things, increased legal and accounting fees associated with increased corporate governance activities in response to the Sarbanes-Oxley Act of 2002, recently adopted rules and regulations of the Securities and Exchange Commission, the filing of a registration statement with the Securities and Exchange Commission to register for resale, in addition to other shares of our common stock, the shares of common stock and shares of common stock underlying warrants PEI California issued in its private offering in March 2005, increased employee costs associated with planned staffing increases, increased sales and marketing expenses, increased activities related to the construction of our Madera County, California ethanol production facility and increased activity in searching for and analyzing potential acquisitions.

          NON-CASH COMPENSATION AND CONSULTING FEES. Non-cash compensation and consulting fees for the three months ended September 30, 2005 increased by $61,331 (18%) to $406,331 as compared to $345,000 for the three months ended September 30, 2004. Of this increase, $70,500 was related to non-cash consulting fees for stock options granted to a consulting firm in connection with the employment of our Chief Financial Officer, $46,800 related to non-cash compensation from stock options granted in connection with the hiring of two ethanol plant managers, $21,656 related to non-cash compensation from stock options granted to reward employees for past performance, and $77,625 was a decrease in fees related to non-cash consulting fees for warrants that were granted in February 2004 and that vested over one year. We expect to incur non-cash consulting fee expenses for warrants that vest ratably over two years in connection with the consummation of the Share Exchange Transaction in the amount of $89,125 per month for the remainder of the two-year term ending on March 23, 2007.

          OTHER INCOME/(EXPENSE). Other income/(expense) increased by $202,233 to $55,819 for the three months ended September 30, 2005, as compared to ($146,414) for the three months ended September 30, 2004, primarily due to approximately $110,950 in interest income on cash held in seven day investment accounts and a net decrease of $91,283 in interest expense related to long-term debt, amortization of discount, and construction payables, net of capitalized interest related to our planned Madera County ethanol plant.

COMPARISON OF THE NINE MONTHS ENDED SEPTEMBER 30, 2005 TO THE NINE MONTHS ENDED SEPTEMBER 30, 2004

          The following table sets forth certain of our operating data for the nine months ended September 30, 2005 and 2004

                                                                             Nine Months Ended
                                                                                September 30,
                                                                      ---------------------------------
                                                                           2005                2004
                                                                      --------------     --------------
Net sales (including $4,017,322 for the nine months ended
   September 30, 2005 to a related party)..........................   $   51,530,735     $       16,832
Cost of goods sold.................................................       49,695,870             10,789
                                                                      --------------     --------------
Gross profit.......................................................        1,834,865              6,043
Selling, general and administrative expenses.......................        3,999,653            714,730
Services rendered in connection with feasibility study.............          852,250                 --
Non-cash compensation for consulting fees..........................        1,749,967            862,500
                                                                      --------------     --------------
Operating loss.....................................................       (4,767,005)        (1,571,187)
Other expense......................................................          (33,740)          (413,358)
                                                                      --------------     --------------
Loss before provision for income taxes.............................       (4,800,745)        (1,984,545)
Provision for income taxes.........................................            5,600              8,400
                                                                      --------------     --------------
Net Loss...........................................................   $   (4,806,345)    $   (1,992,945)
                                                                      --------------     --------------

          NET SALES. Net sales for the nine months ended September 30, 2005 increased by $51,513,903 to $51,530,735 as compared to $16,832 for the nine months ended September 30, 2004. Sales attributable to the acquisition of Kinergy on March 23, 2005 contributed $51,513,903 of this increase. Without the acquisition of Kinergy, our net sales would have been $0. This was due to ceasing our transloading services in order to begin construction of our Madera County ethanol plant on this site.

          GROSS PROFIT. Gross profit for the nine months ended September 30, 2005 increased by $1,828,822 to $1,834,865 as compared to $6,043 for the nine months ended September 30, 2004, primarily due to the acquisition of Kinergy on March 23, 2005. Gross profit as a percentage of net sales decreased to 3.6% for the nine months ended September 30, 2005 as compared to 36% for the nine months ended September 30, 2004. This difference is attributable to the acquisition of Kinergy on March 23, 2005.

          Historically, Kinergy's gross profit margins have averaged between 2.0% and 4.4%. Kinergy's gross profit margin in 2004 was 3.9%. We believe that Kinergy's future gross profit margins will be lower than historical levels for two principal reasons. First, higher ethanol sales volumes and increased competition in the ethanol market have reduced margins, and will continue to reduce margins, as compared to historical levels. Second, Kinergy is emphasizing direct sales to a greater degree. Direct sales ordinarily have gross profit margins of approximately 1.0% over periods of one year or more, a level that is consistent with our recent ethanol marketing agreements with Front Range Energy, LLC and Phoenix Bio-Industries, LLC, and, we believe, with the ethanol marketing industry as a whole.

          Kinergy's gross profit margin declined by 8% from 3.9% in 2004 to 3.6% for the nine months ended September 30, 2005. The decline in Kinergy's gross profit margin for the first nine months of 2005 resulted primarily from a combination of factors. The transition from inventory sales contracts ending in the first quarter of 2005 to new inventory sales contracts beginning in the second quarter of 2005 during a period of rapidly declining market prices reduced gross profit margins for the first and second quarters of 2005. This reduction was offset by rapidly increasing market prices during the third quarter of 2005 resulting in a gross profit margin of 6.2% for that period and a combined gross profit margin of 3.6% for the nine months ended September 30, 2005. Kinergy sold ethanol under these contracts from existing inventory that was purchased at levels higher than the prevailing market price at the time of sale in the second quarter of 2005 and conversely sold ethanol under these contracts from existing inventory that was purchase at levels lower than the prevailing market price at the time of sale in the third quarter. Accordingly, the fluctuation in ethanol prices during the nine months ended September 30, 2005, had the net effect of reducing Kinergy's gross profit margin by 8% from 3.9% in 2004 to 3.6% for the nine months ended September 30, 2005.

          SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the nine months ended September 30, 2005 increased by $3,284,923 (460%) to $3,999,653 as compared to $714,730 for the nine months ended September 30, 2004. This increase was primarily due to $1,227,250 in additional legal, accounting and consulting fees, $427,668 for amortization of intangibles and $506,292 in additional payroll expense related to the three executive employment agreements that became effective upon the consummation of the Share Exchange Transaction on March 23, 2005, the addition of two staff positions in May and June 2005, an employee promotion in May 2005, the addition of two executive positions in June 2005, the addition of two high-level ethanol plant management positions in September 2005. The increase in selling, general and administrative expenses also was due to a $300,000 increase from the accrual of a bonus due Neil Koehler under his employment agreement, $143,998 in additional insurance expense related to the addition of a directors and officers insurance policy in October 2004, the addition of a property and general liability policy for Kinergy in April, and an insurance premium increase effective June 2004 related to a silo fire that occurred in January 2004 at our Madera County grain facility, a $154,918 increase for expenses related to the termination of the proposed acquisition of Phoenix Bio-Industries, LLC, a $128,259 increase in business travel expenses, a $97,401 increase in research and development expense, a $63,818 increase in market and filing fees, a $61,300 increase in policy and investor relations expenses, a $41,281 increase in rents, a $35,909 increase in marketing expense, an $18,665 increase in dues and trade memberships, a $15,260 increase in telephone expense, a $7,158 increase in bad debt expense, and the net balance of $55,746 related to various increases in other selling, general and administrative expenses.

          We expect that over the near term, our selling, general and administration expenses will increase as a result of, among other things, increased legal and accounting fees associated with increased corporate governance activities in response to the Sarbanes-Oxley Act of 2002, recently adopted rules and regulations of the Securities and Exchange Commission, the filing of a registration statement with the Securities and Exchange Commission to register for resale the shares of common stock and shares of common stock underlying warrants issued in various private offerings, increased employee costs associated with planned staffing increases, increased sales and marketing expenses, increased activities related to the construction of our Madera County ethanol production facility and increased activity in searching for and analyzing potential acquisitions.

          SERVICES RENDERED IN CONNECTION WITH FEASIBILITY STUDY. Services rendered in connection with feasibility study for the nine months ended September 30, 2005 increased by $852,250 (100%) as compared to $0 for the nine months ended September 30, 2004. This expense arose in connection with the acquisition of ReEnergy and relates to a feasibility study for an ethanol plant in Visalia, California. Based on this study, ReEnergy entered into an option to buy land for the ethanol plant site at a fixed price of $12,000 per acre.

          NON-CASH COMPENSATION AND CONSULTING FEES. Non-cash compensation and consulting fees for the nine months ended September 30, 2005 increased by $887,467 (103%) to $1,749,967 as compared to $862,500 for the nine months ended September 30, 2004. Of this amount, $651,000 related to non-cash compensation from stock grants in connection with the hiring of two employees, $232,250 related to a stock grant that vested upon closing of the Share Exchange Transaction on March 23, 2005, $70,500 related to non-cash consulting fees for stock options granted to a consulting firm in connection with the employment of our Chief Financial Officer, $46,800 related to non-cash compensation for stock options granted in connection with the hiring of two ethanol plant managers, $21,656 related to non-cash compensation for stock options granted to reward employees for past performance, and $134,739 related to a decrease in non-cash consulting fees for warrants that were granted in February 2004 and that vested over one year. We expect to incur non-cash consulting fee expenses for warrants granted in connection with the consummation of the Share Exchange Transaction that vest ratably over two years in the amount of $89,125 per month for the remainder of the two-year term ending on March 23, 2007.

          OTHER INCOME/(EXPENSE). Other income/(expense) increased by $379,618 to $(33,740) for the nine months ended September 30, 2005 as compared to ($413,358) for the nine months ended September 30, 2004, primarily due to approximately $255,688 of interest income on cash held in seven day investment accounts and a net decrease of $123,930 in interest expense related to long-term debt, amortization of discount, and construction payables, net of capitalized interest related to our planned Madera County ethanol plant.

                              PACIFIC ETHANOL, INC.
               --------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   November 15, 2005        By: /S/ WILLIAM G. LANGLEY
       ------------------            -------------------------------------------
                                     William G. Langley, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.







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